Exhibit 1

Level 18, 275 Kent Street Sydney, NSW, 2000

5 November 2024

Retirement of Group Executive, HR

Westpac CEO, Peter King has announced the retirement of Christine Parker, Group Executive, Human Resources.

Christine Parker has been with Westpac for 17 years. She joined in 2007 as General Manager, People at Westpac New Zealand before moving to Sydney to be appointed Group Executive, Human Resources in 2011.

“Christine has been a valued mentor and leader for generations of Westpac employees,” said Westpac CEO Peter King.

“She is a passionate advocate for advancing women in the workforce and has driven positive change for our female leaders both personally and professionally. Christine has also helped drive significant change to our culture.

“As Chair of the St George Foundation, she has supported small, local charities helping to create brighter futures for children and young people.

“I’ve valued Christine’s wise counsel, advice and support for many years, as have other CEOs before me. I thank her for her tireless service to Westpac and its people. I wish her all the very best as she takes on this next chapter building her portfolio career,” Mr King said.

Ms Parker will remain in the role while a search is undertaken for a successor.

For further information:

Hayden Cooper Group Head of Media Relations 0402 393 619	Justin McCarthy General Manager, Investor Relations 0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.